PRESS RELEASE

October 28, 2005

FOR IMMEDIATE RELEASE

• CANADIAN ZINC CLOSES $5,000,000 FINANCING

Canadian Zinc Corporation (“TSX-CZN”) is pleased to report it has closed the previously announced private placement financing for the maximum amount of $5,000,000 by the issue of 9,090,909   Flow Through Shares at a price of $0.55 per share.

The financing was led by Octagon Capital Corporation as Agent.  Octagon was paid a commission fee of 8% in cash and was issued broker warrants entitling Octagon to purchase up to 727,273 shares at $0.55 per share for two years.

The proceeds from the financing of $5,000,000 will be used to incur Canadian Exploration Expense and will be expended on further exploration of the Company’s Prairie Creek Project along with future possible property acquisitions in Canada.

Following completion of the financing Canadian Zinc now has 78,874,664 shares outstanding.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totalling as currently known 11.8 million tonnes, grading an average 12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration &Chief Operating Officer
(416) 362- 6686	(604) 688- 2001

A more extensive description of the Company’s activities is available on the Company’s web site at www.canadianzinc.com

Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

                                      E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com